UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SYNALLOY CORPORATION
________________________________________________________________________
(Name of Issuer)

Common Stock
________________________________________________________________________
(Title of Class of Securities)

871565107
______________________________________
(CUSIP Number)

December 31, 2016
________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

Check the following box if a fee is being paid with this statement. [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.: 871565107

(1)	Names of reporting persons	MARKEL CORPORATION
(2)	Check the appropriate box if a member of a group	(a) [ ] (b) [ ]
(3)	SEC use only
(4)	Citizenship or place of organization	VIRGINIA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power	414,804
	(6) Shared voting power	—
	(7) Sole dispositive power	414,804
	(8) Shared dispositive power	—
(9)	Aggregate amount beneficially owned by each reporting person	414,804
(10)	Check if the aggregate amount in Row (9) excludes certain shares	[ ]
(11)	Percent of class represented by amount in Row (9)	4.8%
(12)	Type of reporting person	CO

CUSIP No.: 871565107

Item 1(a).    Name of issuer

SYNALLOY CORPORATION

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Item 1(b).    Address of issuer’s principal executive offices:

4510 COX ROAD, SUITE 201
RICHMOND, VIRGINIA 23060

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Item 2(a).    Name of person filing:

MARKEL CORPORATION

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Item 2(b).     Address of principal business office or, if none, residence:

4521 HIGHWOODS PKWY
GLEN ALLEN, VIRGINIA 23060

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Item 2(c).    Citizenship:

VIRGINIA

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Item 2(d).    Title of class of securities:

COMMON STOCK

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Item 2(e).    CUSIP No.:

871565107
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Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

The filing person is not a person specified in Item 3.

Item 4.     Ownership

(a)	Amount beneficially owned:		414,804
(b)	Percent of class:		4.8%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	414,804
	(ii)	Shared power to vote or to direct the vote:	—
	(iii)	Sole power to dispose or to direct the disposition of:	414,804
	(iv)	Shared power to dispose or to direct the disposition of:	—

Item 5.         Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

NOT APPLICABLE

Item 8.     Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.     Notice of Dissolution of Group

NOT APPLICABLE

Item 10.     Certifications

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017

Markel Corporation

By:	/s/ Thomas S. Gayner
Name:	Thomas S. Gayner
Title:	Co-Chief Executive Officer